PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

July 26, 2002

02042938

Company's File Number 82-4204

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549-1004 USA.

SEC MAIL PROCESSING
RECEIVED
JUL 29 2002
165
WASH. D.C. SECTION

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Regards,

ING. GUILLERMO BARNETCHE DAVISON.
General Director

dlw 7/30

c.c. **Edgar Piedra.- Latin America Client Services**
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

STOCK EXCHANGE CODE: **PYP** Quarter: **2** Year: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**102,528**	**100**	**113,359**	**100**
2	**CURRENT ASSETS**	**33,923**	**33**	**54,107**	**48**
3	CASH AND SHORT-TERM INVESTMENTS	1,663	2	2,124	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	27,366	27	47,682	42
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,894	5	4,301	4
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**2,578**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,578	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,085**	**16**	**18,335**	**16**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	45,063	44	45,875	40
16	ACCUMULATED DEPRECIATION	28,978	28	27,540	24
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**52,520**	**51**	**38,339**	**34**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**55,977**	**100**	**35,425**	**100**
21	**CURRENT LIABILITIES**	**55,977**	**100**	**35,425**	**100**
22	SUPPLIERS	23,973	43	9,118	26
23	BANK LOANS	2,486	4	231	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	8,752	16	1,653	5
26	OTHER CURRENT LIABILITIES	20,766	37	24,423	69
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**46,551**	**100**	**77,934**	
34	**MINORITY INTEREST**	**(4,435)**	**(10)**	**(3,144)**	**(4)**
35	**MAJORITY INTEREST**	**50,986**	**110**	**81,078**	**104**
36	**CONTRIBUTED CAPITAL**	**250,777**	**539**	**233,177**	**299**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,733	133	61,610	79
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	171,544	369	171,567	220
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	17,500	38	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(199,791)**	**(429)**	**(152,099)**	**(195)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(123,227)	(265)	(74,591)	(96)
43	REPURCHASE FUND OF SHARES	19,402	42	19,191	25
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(78,734)	(169)	(77,530)	(99)
45	NET INCOME FOR THE YEAR	(17,232)	(37)	(19,169)	(25)

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,663**	100	**2,124**	100
46	CASH	85	5	377	18
47	SHORT-TERM INVESTMENTS	1,578	95	1,747	82
18	**DEFERRED ASSETS (NET)**	**52,520**	100	**38,339**	100
48	AMORTIZED OR REDEEMED EXPENSES	3,131	6	3,109	8
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	48,938	93	34,833	91
51	OTHERS	451	1	397	1
21	**CURRENT LIABILITIES**	**55,977**	100	**35,425**	100
52	FOREING CURRENCY LIABILITIES	11,328	20	2,188	6
53	MEXICAN PESOS LIABILITIES	44,649	80	33,237	94
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**20,766**	100	**24,423**	100
57	OTHER CURRENT LIABILITIES WITH COST	4,289	21	1,119	5
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,477	79	23,304	95
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(78,734)**	100	**(77,530)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(77,609)	(99)	(77,914)	(100)
71	INCOME FROM NON-MONETARY POSITION	(1,125)	(1)	384	0

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(22,054)	18,682
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	128	138
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,432,304	8,114,404
78	REPURCHASED SHARES (*)	922,100	890,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE:**PYP** QUARTER: **2** YEAR**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**11,459**	**100**	**51,023**	**100**
2	COST OF SALES	25,351	221	61,033	120
3	**GROSS INCOME**	**(13,892)**	**(121)**	**(10,010)**	**(20)**
4	OPERATING	4,759	42	9,493	19
5	**OPERATING INCOME**	**(18,651)**	**(163)**	**(19,503)**	**(38)**
6	TOTAL FINANCING	(879)	(8)	1,795	4
7	**INCOME AFTER FINANCING COST**	**(17,772)**	**(155)**	**(21,298)**	**(42)**
8	OTHER FINANCIAL OPERATIONS	(540)	(5)	(597)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(17,232)**	**(150)**	**(20,701)**	**(41)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(17,232)**	**(150)**	**(20,701)**	**(41)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(17,232)**	**(150)**	**(20,701)**	**(41)**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(17,232)**	**(150)**	**(20,701)**	**(41)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(17,232)**	**(150)**	**(20,701)**	**(41)**
19	NET INCOME OF MINORITY INTEREST			(1,532)	(3)
20	**NET INCOME OF MAJORITY INTEREST**	**(17,232)**	**(150)**	**(19,169)**	**(38)**

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**11,459**	**100**	**51,023**	**100**
21	DOMESTIC	11,459	100	50,765	99
22	FOREIGN	0	0	258	1
23	TRANSLATED INTO DOLLARS (***)	0	0	27	0
6	**TOTAL FINANCING COST**	**(879)**	**100**	**1,795**	**100**
24	INTEREST PAID	79	9	260	14
25	EXCHANGE LOSSES	1,340	152	1,489	83
26	INTEREST EARNED	84	10	387	22
27	EXCHANGE PROFITS	2,482	282	554	31
28	GAIN DUE TO MONETARY POSITION	268	30	987	55
8	**OTHER FINANCIAL OPERATIONS**	**(540)**	**100**	**(597)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(540)	(100)	(597)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**0**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE:**PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **2** YEAR**2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	11,460	51,024
37	NET INCOME OF THE YEAR	0	(19,169)
38	NET SALES (**)	46,092	112,482
39	OPERATION INCOME (**)	(60,532)	(37,948)
40	NET INCOME OF MAYORITY INTEREST(**)	(46,705)	(28,192)
41	NET CONSOLIDATED INCOME (**)	(47,773)	(24,846)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(17,232)**	**(20,701)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(1,596)	981
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(18,828)**	**(19,720)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	15,261	10,624
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(3,567)**	**(9,096)**
6	CASH FLOW FROM EXTERNAL FINANCING	2,610	(208)
7	CASH FLOW FROM INTERNAL FINANCING	350	(277)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**2,960**	**(485)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**300**	**(215)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(307)	(9,796)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,970	11,920
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,663	2,124

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(1,596)**	**981**
13	DEPRECIATION AND AMORTIZATION FOR THE	799	1,035
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,395)	(54)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**15,261**	**10,624**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	13,962	4,112
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(2,270)	(1,043)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	4,653	4,612
22	+ (-) INCREASE (DECREASE) IN OTHER	(1,084)	2,943
6	**CASH FLOW FROM EXTERNAL FINANCING**	**2,610**	**(208)**
23	+ SHORT-TERM BANK AND STOCK MARKET	1,822	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	788	9,269
27	(-) BANK FINANCING AMORTIZATION	0	(9,477)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**350**	**(277)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	350	(277)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**300**	**(215)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	300	(215)

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(150.38)	%	(40.57)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(91.60)	%	(34.77)	%
3	NET INCOME TO TOTAL ASSETS (**)	(46.60)	%	(21.92)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.56	%	4.77	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.45	times	0.99	times
7	NET SALES TO FIXED ASSETS (**)	2.87	times	6.13	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	374	days	146	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.23	%	8.23	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.60	%	31.25	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.20	times	0.45	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	20.24	%	6.18	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(236.09)	times	(75.01)	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.82	times	3.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.61	times	1.53	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.61	times	1.53	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.61	times	1.53	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.97	%	6.00	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(164.31)	%	(38.65)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	133.18	%	20.82	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(45.15)	times	(34.98)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	88.18	%	42.89	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	11.82	%	57.11	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.13)		$ (2.25)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 6.05		$ 9.99	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.32	times	0.34	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.99)	times	(1.38)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(201)
2 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(17,844)
3 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(16,746)**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**(16,746)**

NOTES

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,285	865	420	522	(161)	1,103
OFFICE EQUIPMENT	3,264	2,079	1,185	7,143	3,293	5,035
COMPUTER EQUIPMENT	8,271	7,465	806	10,106	6,834	4,078
OTHER	3,240	1,955	1,285	11,232	6,648	5,869
DEPRECIABLES TOTAL	**16,060**	**12,364**	**3,696**	**29,003**	**16,614**	**16,085**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL	**16,060**	**12,364**	**3,696**	**29,003**	**16,614**	**16,085**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	12/07/2002	17.00	2,486	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**2,486**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
ADVANCE PRODUCS & SYSTEMS	31/12/2001		0	0	0	0	0	0	0	0	0	10	0	0	0	0
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	50	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	38	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	27	0	0	0	0
GEO MARINE INC	31/12/2001		0	0	0	0	0	0	0	0	0	133	0	0	0	0
ICASA INGENIERIA SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	147	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	108	0	0	0	0
MANUFACTURER SUP´LY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,864	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	6,256	0	0	0	0
SHEINER ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	10	0	0	0	0
PYPSA INTERNATIONAL, LTD	31/12/2001		0	0	0	0	0	0	0	0	0	2,330	0	0	0	0
AVILES BONILLA ALEJANDRO	28/02/2002		320	0	0	0	0	0	0	0	0	0	0	0	0	0
BOLSA MEXICANA DE VALORES	28/02/2002		57	0	0	0	0	0	0	0	0	0	0	0	0	0
BRAVO MOTORS CARRIERS DE MEX	31/12/2001		78	0	0	0	0	0	0	0	0	0	0	0	0	0
BRETON ROJAS ALVARO	31/12/2001		99	0	0	0	0	0	0	0	0	0	0	0	0	0
CONCRETOS PREMESCLADOS DE CH	31/12/2001		121	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTORA CHAVEZ SA DE CV	30/04/2002		109	0	0	0	0	0	0	0	0	0	0	0	0	0
CRECENCIO BENITES CONSTANTIN	30/06/2002		59	0	0	0	0	0	0	0	0	0	0	0	0	0
DEMM CONSULTORES SA DE CV	31/12/2001		174	0	0	0	0	0	0	0	0	0	0	0	0	0
DESPACHO GUTIERREZ RIVAS SC	31/05/2002		257	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPAMENTOS Y SUMINISTROS I	31/12/2001		74	0	0	0	0	0	0	0	0	0	0	0	0	0
GARANTIA DE CALIDAD SA DE CV	31/05/2002		176	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL SA	31/03/2002	0.00	345	0	0	0	0	0	0	0	0	0	0	0	0	0
HERMES CONSTRUCCION Y DISEÑO	30/04/2002		800	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
INMOBILIARIA CUATRO CAMINOS	30/09/2002		3,145	0	0	0	0	0	0	0	0	0	0	0	0	0
LAB Y ASES EN CTROL DE LA CO	31/12/2001		64	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/05/2002		622	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORA IND Y DE SERV SA	28/02/2002		86	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA DE CV	31/12/2001		69	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		472	0	0	0	0	0	0	0	0	0	0	0	0	0
QUALITAS CIA DE SEGUROS SA	30/04/2002		60	0	0	0	0	0	0	0	0	0	0	0	0	0
RICSA INDUSTRIAL SA DE CV	31/12/2001		75	0	0	0	0	0	0	0	0	0	0	0	0	0
S U T E R M	30/04/2002		161	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/12/2001		197	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGUROS COMERCIAL AMERICA	31/07/2002		369	0	0	0	0	0	0	0	0	0	0	0	0	0
SERV DE ING Y COM.DE EQPOS	31/07/2002		256	0	0	0	0	0	0	0	0	0	0	0	0	0
SOLANO ESTRADA JOEL ARMANDO	31/12/2001		78	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA DE MEXICO SA DE CV	30/06/2002		601	0	0	0	0	0	0	0	0	0	0	0	0	0
TIP DE MEXICO SA DE CV	30/06/2002		101	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/12/2001		129	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESP. DE PERSONAL	31/07/2002		267	0	0	0	0	0	0	0	0	0	0	0	0	0
GR SERV DE PERSONAL IND SA	31/07/2002		3,481	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**13,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**10,973**	**0**	**0**	**0**	**0**
ANT DE CLIENTES, ACREEDORES,	31/12/2002		20,411	0	0	0	0	0	0	0	0	355	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**20,411**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**355**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES																
AND OTHER CREDITS																
			35,897	0	0	0	0	0	0	0	0	11,328	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	21	196	0	0	196
TOTAL	**21**	**196**			**196**
NET BALANCE	**(21)**	**(196)**			**(196)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**306**	**3,052**	0	0	**3,052**
LIABILITIES POSITION	**1,137**	**11,328**			**11,328**
SHORT TERM LIABILITIES POSITION	1,137	11,328	0	0	11,328
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(831)**	**(8,276)**			**(8,276)**

NOTES

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,198	44,368	(17,830)	0.92	(165)
FEBRUARY	57,619	43,785	(13,834)	0.06	9
MARCH	57,205	46,394	(10,811)	0.51	(55)
APRIL	54,507	48,257	(6,250)	0.54	(34)
MAY	54,485	50,227	(4,258)	0.20	(9)
JUNE	52,640	50,557	(2,083)	0.49	(10)
ACTUALIZATION:	0	0	0	0.00	(4)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(268)**

NOTES

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	15,840	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	1,080	100
OFICINA EN CACTUS, CHIAPAS	PREST.SERV.DE CONSTRUCCION	1,620	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	6,480	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES.

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	3,486	874	3,486	874			
ESTUD FACTIBILIDAD	3,097	786	3,097	786			
INGENIERIA BASICA	3,507	883	3,507	883			
INGENIERIA DETALLE	27,636	6,621	27,636	6,621			
SUPERVISION DE OBRA	10,584	1,299	10,584	1,299			
ADMINISTRACION OBRA	35,159	996	35,159	996			
TOTAL		11,459		11,459			

NOTES

EL VOLUMEN DE PRODUCCIÓN Y VENTAS SE PRESENTA EN HORAS HOMBRE.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 440

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,082,304

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	-14,221
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	225
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 452

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,432,304

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF JUNIO OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,963,134				54,163
B-1		0		570,000				570
TOTAL			**899,170**	**7,533,134**	**0**	**899,170**	**7,000**	**54,733**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,432,304
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	922,100	26.36654	1.91000

STOCK EXCHANGE CODE: **PYP** QUARTER: **2** YEAR **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON
DIRECTOR GENERAL

C.P. TIRSO LARA LIEVANO
CONTADOR GENERAL

NAUCALPAN DE JUAREZ, MEX, AT JULY 26 OF 2002

CLAVE DE COTIZACION: PYP **FECHA:** 26/07/200: 10:42

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DO MICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69 AUTOMATICO: X
E-MAIL:	gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET	www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GPP860428P10
DOMICILIO FISCAL:	BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9 PISO
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP FECHA: 26/07/200: 10:42

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTADOR GENERAL
NOMBRE:	C.P. TIRSO LARA LIEVANO
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9

CLAVE DE COTIZACION: PYP FECHA: 26/07/200: 10:42

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.